UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Selectica, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

816288104

(CUSIP Number)

Dennis R. Cassell, Esq.
Haynes and Boone, LLP
901 Main Street
Suite 3100
Dallas, Texas 75202
(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.816288104		Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy Capital Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,250,994

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,250,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No.816288104		Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,250,994(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,250,994(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,994(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)           The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation.  Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.
(2)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No.816288104		Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,250,994(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,250,994(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,994(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)           The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation.  Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Trilogy Capital Holdings Corporation and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.  Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Capital Holdings Corporation.  As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Selectica, Inc. beneficially owned by Trilogy Capital Holdings Corporation.  Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him.
(2)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

This Amendment No. 1 to Schedule 13D is filed by Trilogy Capital Holdings Corporation, a Delaware corporation, Trilogy, Inc., a Delaware corporation and Joseph A. Liemandt (collectively, the “Trilogy Filing Persons”) to amend and supplement the Schedule 13D relating to shares of common stock, par value $0.0001 of Selectica, Inc. filed by the Trilogy Filing Persons with the Securities and Exchange Commission on April 11, 2005.  Except as set forth in this Amendment No. 1, all information in the Schedule 13D remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The Trilogy Filing Persons initially acquired their Shares because they believed the investor assessment of the Issuer’s intrinsic value as reflected in the market price of the Common Stock was too low and that the Issuer may or should be a candidate for a transaction involving a leveraged buy-out or sale of the company.  The Trilogy Filing Persons no longer believe the Issuer’s intrinsic value as reflected in the market price of the Common Stock to be too low.  To the contrary, the Trilogy Filing Persons believe the market price of the Common Stock may reflect an intrinsic value of the Issuer that is too high.  Trilogy, Inc. has now determined that it may elect to sell some or all of its Shares.

In April 2004, two wholly-owned subsidiaries of Trilogy, Inc. filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, alleging patent infringement against the Issuer.  The Issuer filed counterclaims alleging infringement by Trilogy, Inc.’s subsidiaries of certain of the Issuer’s patents.  In January 2006, the parties conducted settlement discussions related to the case.  A settlement of the case was reached whereby neither party admitted fault, each party granted the other party certain licenses to the asserted patents, and the Issuer paid the sum of $7.5 million to Trilogy, Inc.  The parties, however, did not reach agreement on the terms of a release or license that would extend to other patents that are beyond the subject matter of the case.

Trilogy, Inc. believes that products and services currently being sold by the Issuer infringe certain patents not licensed by the Issuer.  Trilogy, Inc. has notified management of the Issuer of such claims of infringement.  On May 17, 2006, Trilogy, Inc. and the Issuer entered into a six month venue agreement for the purpose of discussing the licensing of certain patents and intellectual property that were not licensed or released pursuant to the prior settlement.  In the venue agreement, the Issuer agreed that any litigation relating to patent infringement claims would be filed in the Eastern District of Texas.  In October 2006, two wholly-owned subsidiaries of Trilogy, Inc., filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, alleging patent infringement against the Issuer relating to such additional patents.  The issuer has not filed an answer to such complaint.

Since April 11, 2005 (the date of the initial filing by the Trilogy Filing Persons of a statement on Schedule 13D reporting the acquisition of five percent or more of the common stock of the Issuer), Trilogy, Inc. has continued to have periodic discussions with the management and certain members of the board of directors of the Issuer regarding a possible direct or indirect acquisition of the Issuer by Trilogy, Inc.  During August and September 2006 members of Trilogy, Inc.’s management and members of the Issuer’s management  and board had further discussions in that regard.  After those discussions, on September 20, 2006, Trilogy Capital Holdings, Inc., a wholly-owned subsidiary of Trilogy, Inc., sent a letter [attached hereto as Exhibit 3] to the chairman of the audit committee of the Issuer inquiring about certain executive stock option grants revealed in the Issuer’s public filings.  Trilogy Capital Holdings, Inc. has not received a response from the Issuer to such letter.

The range of values that Trilogy, Inc. indicated it was willing to consider for the Shares of the Issuer took into account, among other things, the existence of the current Trilogy, Inc. patent infringement claims.  Management of the Issuer rejected that valuation approach and the range of values suggested by Trilogy, Inc.

The Trilogy Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed in this Item 4 of Schedule 13D and any other factors that are or become relevant, the Trilogy Filing Persons may engage in any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions at any time without additional prior notice.

Any alternative that the Trilogy Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Issuer’s Common Stock, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities available to the Trilogy Filing Persons, general stock market and economic conditions, tax considerations and other factors.

Although the foregoing reflects activities presently contemplated by the Trilogy Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trilogy Filing Persons will take any of the actions set forth above.  Except as set forth herein, the Trilogy Filing Persons have no plans or proposals with respect to any of the matters set forth in this Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following thereto:

Exhibit 3.  Letter dated September 20, 2006 to Selectica, Inc. from Trilogy Capital Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2006	TRILOGY CAPITAL HOLDINGS CORPORATION

	By:	/s/ Sean P. Fallon
Name: Sean P. Fallon
Title: Treasurer

TRILOGY, INC.

	By:	/s/ Sean P. Fallon
Name: Sean P. Fallon
Title: Vice President Finance

/s/ Joseph A. Liemandt
Joseph A. Liemandt

EXHIBIT INDEX

Exhibit No.

Exhibit 3 Letter dated September 20, 2006 to Selectica, Inc. from Trilogy Capital Holdings, Inc.